EXHIBIT 77D
                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective July 19, 2001, the Board of Trustees of Forum Funds amended the investment policies of New Hampshire TaxSaver Bond Fund to allow the fund to invest up to 20% of its total assets in securities the income from which is taxable.